Computershare

82-1357

RECEIVED

2004 NOV 23 P 12: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

04046385

November 8, 2004

Y/Ref.: 9969-5

BY COURIER

United States Security &
Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Street N.W.
Washington (D.C.)
20549 USA

SUPPL

Dear Sirs:

RE: PROMATEK INDUSTRIES INC.

We hereby confirm that on November 8, 2004 we sent by prepaid mail to all registered and non-registered shareholders of the subject Company, whose names appear on a Supplemental Mailing List, as defined in the Canadian Securities Administrators' National Instrument 54-101 a copy of the Interim Report for the three months ended September 30, 2004 a copy of which is enclosed.

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

For Laura Mastrogiuseppe

dlw 12/2

LM/aa

Encl.

c.c.: Mr. Mark Levine, Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates

PROCESSED

DEC 02 2004

THOMSON FINANCIAL